Exhibit 99.3

Ground Floor, 28 Greenhill Road, Wayville, South Australia 5067ACN112 202 883

Telephone:  +61 8 8274 2128      Facsimile: +61 8 8132 0766    www.sundanceenergy.com.au

Sundance Energy Australia Limited ABN 76 112 202 883

FOR IMMEDIATE RELEASE

General Manager

The Company Announcements Office

Australian Securities Exchange

FY18 Earnings Presentation — clarification of information

The attached presentation provides further information requested by the ASX to clarify slide 12 and slide 15 of the presentation previously released by the Company on 28 March 2019.

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About Sundance Energy Australia Limited

Sundance Energy Australia Limited (“Sundance” or the “Company”) is an Australian-based, independent energy exploration company, with a wholly owned US subsidiary, Sundance Energy Inc., located in Denver, Colorado, USA. The Company is focused on the acquisition and development of large, repeatable oil and natural gas resource plays in North America. Current activities are focused in the Eagle Ford.  A comprehensive overview of the Company can be found on Sundance’s website at www.sundanceenergy.net

Summary Information

The following disclaimer applies to this document and any information contained in it. The information in this release is of general background and does not purport to be complete. It should be read in conjunction with Sundance’s periodic and continuous disclosure announcements lodged with ASX Limited that are available at www.asx.com.au and Sundance’s filings with the Securities and Exchange Commission available at www.sec.gov.

Forward Looking Statements

This release may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same.

These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the discovery and development of oil and natural gas reserves, cash flows and liquidity, business and financial strategy, budget, projections and operating results, oil and natural gas prices, amount, nature and timing of capital expenditures, including future development costs, availability and terms of capital and general economic and business conditions. Given these uncertainties, no one should place undue reliance on any forward looking statements attributable to Sundance, or any of its affiliates or persons acting on its behalf.  Although every effort has been made to ensure this release sets forth a fair and accurate view, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:
United States:
John Roberts	Eric McCrady
VP Finance & Investor Relations	CEO and Managing Director
Tel: +1 (720) 638-2400	Tel: +1 (303) 543-5703

Australia:
Mike Hannell
Chairman
Tel: + 61 8 8274 2128 or
+ 61 418 834 957

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Fourth Quarter and Full Year 2018 Earnings Presentation 28 March 2019 sundanceenergy.net

Disclaimers Important Notice and Disclaimer IMPORTANT: You are advised to read the following carefully before making any use of the information contained in this presentation. Except as required by law, no representation or warranty, express or implied, is made by Sundance or any of the Sundance Related Persons, as to the currency, fairness, accuracy, completeness, reliability or correctness of the information contained in this presentation, or as to the reasonableness of any assumption upon which information contained in this presentation is based. Statements made in this presentation are made only at the date of the presentation. The information in this presentation remains subject to change without notice. Summary information This presentation has been prepared by Sundance Energy Australia Limited ACN 112 202 883 (Sundance or the Company) and contains summary information about the current activities of Sundance and its subsidiaries as at the date of this presentation. The information in this presentation is of a general nature and does not purport to be complete. This presentation does not purport to contain all of the information that an investor should consider when making an investment decision nor does it contain all of the information which would be required in a product disclosure statement or prospectus prepared in accordance with the requirements of the Corporations Act 2001(Cth) (Corporations Act). This presentation should be read in conjunction with the periodic and continuous disclosure announcements made by Sundance which are available at www.asx.com.au. Not financial or product advice This presentation is for information purposes only and is not a prospectus, disclosure document, product disclosure statement or other offering document under Australian law or under any other law. This presentation is not financial product advice or investment advice and has been prepared without taking into account the objectives, financial situation and particular needs of individuals. Before making an investment decision, prospective investors should consider the appropriateness of the information having regard to their own objectives, financial situation and needs and seek appropriate advice, including financial, legal and taxation advice appropriate to their jurisdiction. Financial information All dollar values contained in this document are expressed in U.S. dollars unless otherwise stated. Totals may vary slightly due to rounding. Investors should also note that Sundance’s results are reported under Australian International Financial Reporting Standards (IFRS). Investors should be aware that certain financial data included in this presentation, including EBITDA, EBIT, EPS, gearing, net debt, UNPAT cash conversion, interest cover ratio and measures described as “normalised”, are “non-IFRS financial information” under Regulatory Guide 230 (Disclosing non-IFRS financial information) published by the Australian Securities and Investments Commission (ASIC) and also ‘non-GAAP financial measures’ within the meaning of Regulation G under the U.S. Securities Exchange Act of 1934, as amended. The non-IFRS financial information/non-GAAP financial measures do not have a standardised meaning prescribed by IFRS or U.S. GAAP and therefore may not be comparable to similarly titled measures presented by other entities, nor should it be construed as an alternative to other financial measures determined in accordance with IFRS or U.S. GAAP. Investors are cautioned, therefore, not to place undue reliance on any non-IFRS financial measures/non-GAAP financial measures included in this presentation. Investment risk An investment in Sundance shares is subject to investment and other known and unknown risks, some of which are beyond the control of Sundance, including possible loss of income and principal invested. Sundance does not guarantee any particular rate of return or the performance of Sundance, nor does it guarantee the repayment of capital from Sundance or any particular tax treatment. In considering an investment in Sundance shares, investors should have regard to (amongst other things) the “Key Risks” section in this presentation when making their investment decision.

Disclaimers Industry data Certain market and industry data used in connection with this presentation, including in relation to other companies in Sundance’s peer group, may have been obtained from public filings, research, surveys or studies conducted by third parties, including industry or general publications and other publicly available information. Neither Sundance nor any of its subsidiaries or any of the respective directors, officers, employees, representatives, agents or advisers of Sundance or its subsidiaries (Sundance Related Persons) has independently verified any such market or industry data provided by third parties or industry or general publications. Past performance Past performance is no guarantee of future performance. Past performance given in this presentation is given for illustrative purposes only and should not be relied upon as (and is not) an indication of the Company’s views on its future financial performance or condition. Forward-looking statements The presentation includes certain forward-looking statements. Such forward-looking statements include statements relating to Sundance’s strategies and plans and any indication of, and guidance on, future events, future earnings and future financial performance. Forward-looking statements can generally be identified by the use of words such as “expect”, “anticipate”, “likely”, “intend”, “should”, “could”, “may”, “predict”, “plan”, “propose”, “will”, “believe”, “forecast”, “estimate”, “target”, “outlook”, “guidance” or similar expressions. The forward-looking statements in this presentation speak only as at the date of this presentation. Subject to any continuing obligations under applicable law or any relevant ASX listing rules, Sundance disclaims any obligation or undertaking to provide any updates or revisions to any forward-looking statements in this presentation. Any such forward-looking statements involve subjective judgment and analysis and are subject to significant uncertainties, risks and contingencies and other factors, including the risks described in this presentation under “Key risks”. Such risks may be outside the control of and/or may be unknown to Sundance and the Sundance Related Persons. Any forward-looking statements included in this presentation, including projections, guidance on future revenues, earnings and estimates, and the future performance of Sundance post Acquisition, are provided as a general guide only. Forward-looking statements are based on assumptions and contingencies which are subject to change without notice. Neither Sundance nor any Sundance Related Person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this presentation will actually occur. Actual results, performance or achievement may vary materially from any projections and forward-looking statements and the assumptions on which those statements are based. Not an offer This presentation is for information purposes only and is not a prospectus, product disclosure statement or other disclosure or offering document under Australian law or any other law. This presentation has not been, nor will it be, lodged with the Australia Securities & Investments Commission. Each recipient of this presentation should make its own enquiries and investigations regarding all information included in this presentation including the assumptions, uncertainties and contingencies which may affect Sundance’s future operations and the values and the impact that future outcomes may have on Sundance.

Disclaimers Proved and probable reserves Ryder Scott Company, L.P. (Ryder Scott) has prepared an independent estimate of the proved reserves, future production and income attributable to Sundance Energy’s leasehold interests in the Eagle Ford shale play in the State of Texas, USA as of 1 January 2019. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 The volumes classified as reserves in the Ryder Scott report have been assigned to both oil and gas reserves and represent 100% of the total net proved and probable liquid hydrocarbon and gas reserves of the Assets at the report date (including producing, non-producing and undeveloped). The reserves estimate were prepared in accordance with the classification and reporting requirements of in accordance with SEC guidelines and definitions. The reserves estimates were calculated using a deterministic methodology. Ryder Scott utilized proprietary data relating to existing production and lease operating costs from the current Asset wells to forecast a future production stream and associated cash flows based on the economic interest of the Company, and the U.S. Securities and Exchange Commission’s 12-month average pricing rules, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months. This methodology resulted in a WTI Cushing average benchmark oil price of $65.56/bbl, a Henry Hub average benchmark gas price of $3.10/mmbtu, realized NGL pricing of ~43% of WTI Cushing average benchmark price. Lease operating expense estimates comprising a fixed and variable component based on historic operating expense reports. The reference point for the volumes produced is at the wellhead. Qualified Resource Evaluator's Statement The information in this presentation that relate to petroleum reserves in Eagle Ford leasehold interests held by the vendors and which are subject to the proposed acquisition by Sundance set out in this presentation, is based on, and fairly and accurately represents, in the form and content in which is appears, information and supporting documentation prepared by, or under the supervision of, Mr. Stephen E Gardner, qualified petroleum reserves and resources evaluator. Mr. Gardner is a member of the Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers, currently serving in the latter organization's Denver Chapter as Chairman. Mr. Gardner has sufficient experience that is relevant to the evaluation to the evaluation and estimation of petroleum reserves to qualify as a Qualified Reserves and Resources Evaluator as defined in the Australian Securities Exchange Listing Rules. Mr. Gardner is not an employee of Sundance or a related party but an employee of Ryder Scott Company, L.P. Mr. Gardner has consented to the inclusion of Ryder Scott’s reserve evaluations effective 1 January 2019 in the form and content in which they appear.

A Leading Pure Play Eagle Ford Producer

Strong Fourth Quarter Results Successfully Conclude Transformational 2018

- Brought 23 new wells online, the majority of which vastly outperformed type curve
- Full year net production of 10,333 boe/d exceeded top end of guidance
- Full year EBITDAX of $100.1 MM met guidance target
- Development CapEx of $176.1 MM was at low end of guidance range

2019 Strategic Focus on Operating Within Cash Flow to Deliver Strong Growth

- Strategic commitment to operating within cash flow during 2019
- Flexible development plan achieves cash flow neutrality or free cash flow generation under different price environments, while delivering production and EBITDA growth

High Quality Asset Base Enables Growth Even at Lower Oil Prices

- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Window
- 429 undrilled Eagle Ford locations represent 17+ years drilling inventory[3]
- 93.2mmboe of 1P SEC reserves representing $1,110 MM in PV-10 value
- Deep inventory of wells with full-cycle break even costs of ~$30.00 per boe allows Sundance to deliver production and EBITDA growth under various oil price scenarios

Strong Balance Sheet and Liquidity Position

- $47.1 MM of available short term liquidity[5]
- Estimated 4Q18 LQA Debt-to-EBITDA of 1.6x, with significant deleveraging in 2019
- Robust hedge book covers price protection for ~6,600 bopd of crude at ~$60/bbl floor[6]

ASX Symbol:	SEA
Nasdaq Symbol:	SNDE
Market Cap[1]:	$180 MM
Enterprise Value[1]:	$494 MM
12/31/18 1P PV-10 Value[2]:	$1,110 MM
Proved Reserves[2]:	93.2 mmboe
% PDP Reserves[2]:	29.2%
Net Acreage:	52,300

Product	FY18 Production	FY18 Sales
Oil (bbls)	2,329,043	2,256,043
Gas (mcf)	5,675,653	4,533,604
NGLs (bbls)	496,624	496,624
Total (boe)	3,771,610	3,508,268
Boe/d	10,333	9,612
4Q18 % Crude Oil:		67%
12/31 Debt to LQA EBITDA[4]:		1.6x

(1) Enterprise Value is Market Capitalization as of 22 March 2019 plus $313MM Net Debt as of 31 December 2018.
(2) As prepared by Ryder Scott at December 31, 2018 based on SEC-based pricing. The Company's reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019.
(3) Represents total Tier 1 locations divided by 25 wells per year development cadence. Excludes Dimmit locations.
(4) Net Debt as of 31 December 2018 divided by annualized 4Q18 EBITDA.
(5) Liquidity represents cash plus available borrowing capacity as of 31 December 2018.
(6) Crude hedges cover 6,641 bpd of oil production for the remainder of 2019.

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Fourth Quarter & Full Year Operational & Financial Results 4Q and Full Year Production 4Q18 and FY18 average net daily production of 14,170 boe/d and 10,333 boe/d respectively Exceeds FY18 net production guidance and meets 4Q18 net production guidance Represents a ~66% and 18% year-over-year increase as compared to 4Q17 and FY17 respectively 2018 net production exit rate of 15,732 boe/d 4Q and Full Year Financial Results 4Q18 revenue of $58.3 MM, a ~106% year-over-year increase compared to 4Q17 4Q18 and FY18 Adjusted EBITDAX of $48.2 MM and $100.1MM respectively, achieving full year guidance Respective EBITDAX margins of ~73% and ~61% Average 4Q18 prices realized excluding the impact of hedging was $60.30 per barrel of oil, $3.03 per mmbtu of gas, and $26.20 per barrel of NGLs. On a blended basis, average pricing was $49.23 per Boe. Average 4Q18 prices received including the impact of hedges were $70.38 per barrel and $56.04 per Boe 20% 30% 40% 50% 60% 70% 80% $- $5,000 $10,000 $15,000 $20,000 $25,000 $30,000 $35,000 $40,000 $45,000 $50,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Adjusted EBITDAX (US$000s) Adjusted EBITDAX Margin (%) 0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 $0 $10,000 $20,000 $30,000 $40,000 $50,000 $60,000 Revenue (US$000s) Boe/d

Production & Sales Volume Growth(1) 2019 Plan Will Deliver Continued Production and Sales Volume Growth As per internal Company estimates at 01 March 2019. Guidance Highlights 1Q19 volumes were impacted by Sundance’s decision in late 4Q18 to slow development in response to the pronounced commodity price decrease. 1Q19 volumes were additionally curtailed by 1,500-2,000 boepd due to the previously disclosed, short-term midstream capacity constraints 2019 plan provides production and EBITDA growth while operating within cash flow. Free cash flow anticipated in 2H19(1) 2019 plan formulated at conservative oil price deck. Should prices improve, incremental cash flow will be utilized to pay down debt, return capital or for additional development activities as appropriate FY19 volume excludes sales volume and associated EBITDA from the held for sale Dimmit assets MBoepd 8 10 12 14 16 FY18 4Q18 1Q19 FY19 Sales Volumes Production Volumes

Summary First Quarter and Full Year 2019 Guidance(1) 2019 Plan Is To Operate Within Cashflow to Deliver Production and Cash Flow Growth While Deleveraging First Quarter 2019 Full Year 2019 Average Net Production (boe/d): 13,000 - 14,000 15,500 - 17,000 Average Sales Volumes (boe/d): 11,500 - 12,500 14,000 -15,000 Net Wells Spudded: 6 21 Net IP Wells: 4 25 Capital Expenditures ($mm): $30 $135 - 155 LOE per boe: $7.50 $6.50 - 7.00 GP&T(2) per boe: $2.75 $2.60 - 2.80 Workover per boe: $2.35 $1.50 - 2.00 Production Taxes per boe: $3.00 $2.60 - 2.80 G&A per boe: $4.10 $3.30 - 3.75 EBITDA ($mm at $55 oil & $2.75 gas): $30 - 35 $165 - 180 As per internal Company estimates at 01 March 2019. “GP&T” refers to certain Gathering, Processing and Transportation fees incurred in moving hydrocarbons to market.

Cycle-Tested Leadership Team

Sundance's DNA is building and profitably monetizing core positions in US shale basins



Sundance Energy founded targeting Australia's Cooper Basin
Transition to a North American focus via acquisitions in Williston, Arkoma and Anadarko Basins
Successful exit of the Williston Basin via sale
Successful exit of the DJ Basin via sale
Successful exit of Anadarko Basin to become an Eagle Ford pure play producer
2004
2005
2006
2009
2012
2013
2014
2016
2017
2018
Sundance completes IPO on the Australian Securities Exchange ("ASX")
Sundance enters DJ Basin
Entrance to Eagle Ford Shale via Texon Petroleum merger
Sundance brings 100th Eagle Ford well online and begins US trading via NASDAQ ADRs
Acquisition of ~22K net acres from Pioneer Natural Resources JV to create leading Eagle Ford pure-play operator with material high-quality, tier-one inventory

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Eagle Ford Shale Basin Overview Proximity to both HSC Refining and Corpus Christi export markets provides optionality and premium pricing Corpus Christi Export Market Houston Ship Channel Refining Market Sundance currently receives netback pricing of WTI plus $5.08 in HSC(1) Sundance currently receives netback pricing of Brent less $6.95 at Corpus Christi At WTI Houston Argus vs WTI swap levels as of 08 March 2019, including transportation and pump-over fees.

Capitalization Table and Available Liquidity Strong balance sheet and significant liquidity, with no debt maturities until 3rd Quarter of 2022 Sufficient Available Liquidity to Fund Development Through Free Cash Flow Strong organic cash flow plus available cash and short term liquidity sufficient to allow Sundance to reach free cash flow in second half of 2019 Ongoing sale process for Dimmit County properties Amount outstanding as of 31 December 2018. As at 31 December 2018. Cash and Equivalents includes undrawn availability under RBL facility, including impact of $12mm Letter of Credit. Relies upon Internal Estimates as of 01 March 2019 for EBITDA, Interest and Cash Flow figures. The Letter of Credit increased by $4mm in 2019, and impacted liquidity commensurately. Available Liquidity(2) Per 2019 Forecast Cash and Equivalents $47.1mm 2019 EBITDA $165 - 180mm 2019 Interest Expense $(34)mm 2019 Cash Flow $131-146mm Total 2019 Liquidity $179 - 194mm Capitalization Table As of 31 December 2018 Cash $1.6mm Senior Credit Facility (RBL, Due Oct 2022)(1) $65mm Second Lien Term Loan (Due Apr 2023) $250mm Total Debt Outstanding $315mm Total Net Debt Outstanding $313mm

Moderate Leverage & Valuation Discount Sundance’s leverage levels are quite reasonable as compared to its Eagle Ford and Small/Micro Cap Peers Net Debt to Consensus 2019 EBITDA for all Companies represents reported Net Debt as at 31 December 2018 divided by the mean consensus 2019 EBITDA estimates as published by sell-side research analysts. Enterprise Value to Consensus 2019 EBITDA represents Enterprise Value as at 1 March 2019 divided by same. All data was sourced from Capital IQ (Standard & Poor’s market research division), Public Company Filings and Investor Presentations Significant Valuation Discount and Moderate Leverage Compared to Small/Mid Cap & Eagle Ford Peer Groups(1) 2019 anticipated to be a deleveraging year, with peak net debt coming in 2Q19 At Midpoint of 2019 EBITDA Guidance 0.2x 1.7x 1.1x 1.3x 1.4x 1.9x 2.6x 2.4x 0.4x 2.5x 0.2x 3.7x 0.5x 5.0x 2.7x 2.9x 3.0x 3.2x 3.2x 3.3x 3.4x 4.1x 4.5x 4.9x 5.0x 5.2x 5.4x 6.0x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x 6.0x 7.0x Bonanza Creek Sundance Penn Virginia Abraxas Northern Silverbow Lonestar Carrizo Magnolia Resolute Earthstone Halcon Ring Sanchez Net Debt / Consensus 2019 EBITDA EV/2019 EBITDA

Excellent Results Driven By Premier Asset Quality

Asset Quality Allows Growth Under a Variety of Price Environments

Transformational 2018

- Successfully executed $221.5mm Pioneer JV acquisition and raised ~$600mm of new equity and debt capital
- Brought 23 new wells online, growing average daily net production to >10mboe per day

Asset Overview

- 52,300 net acres primarily in the Eagle Ford's Oil and Volatile Oil Windows
- 1P Reserves of 93.2mmboe, representing $1,110mm in PV-10 value[1]
- 429 drilling locations representing 17 years of inventory life at planned 2019 development rate[4]
- Highly attractive single well economics across assets at existing commodity prices (Live Oak IRRs of >100%, Atascosa IRRs of >45%)[2]
- Assets are economic on a full-cycle basis even at ~$30/bbl oil, inclusive of recovering acquisition costs, and all development, production and overhead costs

Full Cycle Breakeven Economics[3]

Costs per Boe	
(-) Lease Operating Expenses	$6.44
(-) Gathering, Transportation & Processing	$2.59
(-) Workover Expenses	$1.39
(-) Production Taxes	$2.64
(-) G&A	$3.28
(-) DD&A	$14.09
Total 2019 Breakeven Cost Per Boe	**$30.43**
Financing Cost Per Boe	$6.13

(1) As prepared by Ryder Scott at December 31, 2018 based on SEC-based pricing.
(2) Internal Company estimates using Strip NYMEX pricing as of 21 February 2019.
(3) Representative economics for forecast 2019 development plan as of 01 March 2019.
(4) Represents total Tier 1 locations divided by 25 wells per year development cadence. Excludes Dimmit locations.

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Robust 2019 Hedge Book Guarantees Strong Cash Flow Generation All figures representative of Sundance’s remaining hedge book through 2023 as at 22nd March 2019. Hedge coverage percentage represents hedges as a percentage of the midpoint of Sundance’s public oil sales volumes guidance, and does not include hedges that have already rolled off or settled in 2019. Gas Hedges(1) Oil Hedges(1) Hedging covers >70% of 2019 forecast oil sales volumes at an average ~$60 per barrel floor price(1) Gas HH/HSC Contracts Year Mcf Floor Ceiling 2019 2,690,000 $2.91 $3.17 2020 1,536,000 $2.65 $2.70 2021 1,200,000 $2.66 $2.66 2022 1,080,000 $2.69 $2.69 2023 240,000 $2.64 $2.64 Total 6,746,000 $2.76 $2.88 Crude WTI Contracts LLS/Brent Contracts Year Bbl Floor Ceiling Bbl Floor Ceiling 2019 1,095,000 $60.68 $66.07 937,000 $59.93 $68.50 2020 1,686,000 $55.01 $59.65 - - - 2021 612,000 $48.49 $59.23 - - - 2022 528,000 $45.68 $60.83 - - - 2023 160,000 $40.00 $63.10 - - - Total 4,081,000 $53.76 $61.60 937,000 $59.93 $68.50 Gas Hedges(1) Oil Hedges(1) $0.00 $10.00 $20.00 $30.00 $40.00 $50.00 $60.00 $70.00 $80.00 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 2019 2020 2021 2022 2023 Bbls / day Hedged Average Ceiling Average Floor $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 - 2,000 4,000 6,000 8,000 10,000 2019 2020 2021 2022 2023 Mcf / day Hedged Average Ceiling Average Floor

Sundance Initial Production Rates vs Peers Recent Sundance initial production rates for the first 30 days (“IP30”) compare very favorably to 2018 IP-30 results from Eagle Ford peers as normalized for Gross Perforated Interval (“GPI”, a measure of lateral length) IP30/1,000’ GPI Oil IP30 boepd (norm 1,000’) Sanchez SEA Carrizo Lonestar Penn Virginia EOG Magnolia Marathon Conoco Phillips Sundance All data is sourced from RS Energy Group (“RSEG”), a respected third party data provider and analytics company focused on the oil and gas market. Companies in comparison set represent most active oil-weighted Eagle Ford producers during 2018.

Underlying Assumptions for Reserve PV(10) estimates Unless otherwise noted, the PV(10) values provided in this presentation were based on Ryder Scott’s evaluations effective 1 January 2019, and are subject to the following underlying assumptions(1): SEC Pricing Reserves were calculated using the 12-month average price, calculated as the unweighted arithmetic mean of spot prices on the first day of the preceding 12 months Oil Pricing: WTI Cushing average benchmark price of $65.56/bbl NGL Pricing: Realized NGL pricing of ~43% of WTI Cushing average benchmark price of $65.56/bbl Gas Pricing: Henry Hub average benchmark price of $3.10/mmbtu Costs Operating costs for the leases and wells in the Ryder Scott report were provided by Sundance and based on Sundance’s operating expense reports. The operating costs include only those costs directly applicable to the leases or wells. This includes a portion of general and administrative costs allocated directly to the leases and wells. The operating costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells. Development costs were supplied by Sundance based on authorisations for expenditure for the proposed work or actual costs for similar projects. The development costs supplied by Sundance were reviewed by Ryder Scott for their reasonableness using information supplied by Sundance for this purpose. The estimated cost of abandonment after salvage was supplied by Sundance and accepted without independent verification. Current costs used by Sundance were held constant throughout the life of the properties. Cost estimates for a pro-forma 1P PV(10) estimate of $1,109.9mm include operating costs totalling $1,052.3m, Ad Valorem Taxes totalling $73.4m and development costs totalling $1,143.1m. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019

High Quality Asset Base – Material Inventory With Low Full-Cycle Break Even Costs 17+ years of highly attractive Tier 1 drilling inventory with $1,110MM of 1P PV10 as at year end 2018(1) Full-cycle break even costs of ~$30.00 per boe allows production and EBITDA growth under various oil price scenarios Highly attractive single well economics across assets at existing commodity prices Capital Discipline – Cash Flow Neutral Development Program 23 wells brought online in 2018, 25 wells planned for 2019 2019 development plan driven by focus on capital discipline and operating within cash flow Enhanced scale facilitates unit cost improvements in capital expenditures, operating and overhead expenses Advantaged Net Back Pricing – Firm Transport With Attractive Midstream & Pricing Economics Midstream contracts for recently acquired assets provide firm capacity to process and transport all products to Houston market for prevailing LLS/MEH pricing Brent pricing exposure via recently signed physical offtake deal for all legacy volumes Strong Balance Sheet – Ample Liquidity & Rapid Deleveraging 4Q18 40% increase to borrowing base provides increased liquidity cushion Fully funded 2019 capital program scaled to remain within cash flow 4Q18 LQA Debt-to-EBITDA of 1.6x, with significant deleveraging in 2019(2) Strong Free Cash Flow Generation Company positioned to be self funding and cash flow neutral or positive by EOY 2019(2) As prepared by Ryder Scott at December 31, 2018 using SEC-based pricing. The Company’s reserves at 31 December 2018 were announced and filed with the ASX on 11 and 15 March 2019 Per internal Company estimates as at 01 March 2019 using NYMEX strip pricing. Summary Sundance Investment Highlights

For Additional Information Please Contact: United States John Roberts, VP Finance & Investor Relations jroberts@sundanceenergy.net +1 (720) 638-2400 Eric McCrady, CEO & Managing Director emccrady@sundanceenergy.net +1 (303) 543-5703 Australia Mike Hannell, Chairman + 61 8 8274 2128 or + 61 418 834 957 www.sundanceenergy.net